UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2018
Commission File Number: 0-30752
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Aeterna Zentaris Inc.
(Translation of registrant’s name into English)
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315 Sigma Drive, Suite 302D
Summerville, South Carolina, USA 29486
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K, including the exhibit hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-224737, 333-210561, 333-200834) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Exhibit	Description

99.1	Material Change Report of the Registrant dated November 6, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2018
AETERNA ZENTARIS INC.

/s/ Leslie Auld
Leslie Auld
Chief Financial Officer